Mario Pani No. 100  piso 7

Col. Santa Fe Cuajimalpa,

México, D.F. 05348

Tel. 15 19 50 00

August 19, 2015

VIA EDGAR TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Coca-Cola FEMSA, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2014

Filed April 15, 2015

File No. 001-12260

Dear Ms. Jenkins:

By letter dated August 7, 2015, the Securities and Exchange Commission (the “SEC”) provided comments on the annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed on April 15, 2015 by Coca-Cola FEMSA, S.A.B. de C.V. (the “Company”).  We submit today herewith, via EDGAR transmission, a response to the SEC’s comments.

For your convenience, we have reproduced the SEC’s comments in bold and have provided the Company’s responses immediately below.

Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements, page 94

Notes to the Consolidated Statements, page F-8

Note 9. Investments in Associates and Joint Ventures, page F-35

1.      We note your January 25, 2013 acquisition of 51% of Coca-Cola FEMSA Philippines, Inc. (CCFPI) and, as part of the agreement, you obtained a call option to acquire the remaining 49% of CCFPI at any time during the seven years

Ms. Tia L. Jenkins, page 2

following the closing. We further note that you have accounted for the results of CCFPI using the equity method from the date of acquisition through December 31, 2014 based on the following factors: (i) during the initial four-year period some relevant activities require joint approval between you and The Coca – Cola Company; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future due to the fact the call option is “out of the money” as of December 31, 2014 and 2013. Please provide us with your detailed analysis to support your conclusion to account for CCFPI using the equity method. In your response, please include the following information along with any other relevant information to support your conclusion that CCFPI should not be consolidated under international Financial Reporting Standards 10:

•                    Identify the relevant activities and discuss how decisions about the relevant activities are made, including the identification of which activities require joint approval and which do not require joint approval.

•                    Provide your consideration of whether the potential voting rights are substantive, including whether the call option was deeply out of the money as of December 31, 2014 and 2013 and expected to remain so over the option life; and whether you would benefit for other reasons from the exercise of the option (e.g. realize synergies, protection of interests, etc.).

In response to the SEC’s comments, below please find the reasons why we used the equity method to recognize the effects on financial position and comprehensive income of CCFPI:

(i)                 CCFPI’s board of directors consists of four members appointed by the Company and three members appointed by The Coca-Cola Company. For the approval of the majority of the decisions including those related to the organic growth of the business of CCFPI, CCFPI requires the approval of the majority of its board of directors, including the affirmative vote of at least one of The Coca-Cola Company’s directors, which effectively gives The Coca-Cola Company a veto power over these decisions. The joint approval of both the Company and The Coca-Cola Company is currently required for the approval of CCFPI’s annual business plan, which is the key document pursuant to which CCFPI’s business is operated and which includes, among others: (a) main

Ms. Tia L. Jenkins, page 3

commercial and operative strategies, such as capital expenditures and incurrence of debt, (b) the annual budget and (c) investment plans.1 In addition, other decisions relate to, among other things, CCFPI’s ability to pay dividends, to issue or redeem capital stock, to enter into certain agreements, or to change the nature of its business.  The decisions that do not require the joint approval of both the Company and The Coca-Cola Company are the appointment of the chief executive officer and any other officers, except for the chief financial officer who is appointed by The Coca-Cola Company. These officers act upon the decisions taken by the board of directors pursuant to the above or CCFPI’s chart of authority, which is approved by the board of directors pursuant to the above.

(ii)               Taking into consideration (a) the definition of ‘control’ established in IFRS 10 paragraph 7, which states that an investor controls an investee if and only if the investor has all of the following characteristics: (1) power over the investee, (2) exposure or rights to variable returns from its involvement with the investee, and (3) the ability to use its power over the investee to affect the amount of the investor’s returns; and (b) that the relevant activities mentioned in (i) above are consistent with an example of relevant activities necessary to have power over an investee stated in IFRS 10.B.12 (which specifically includes the establishment of operating and capital budgets), we believe that we do not have control over CCFPI, notwithstanding our voting interest, since we do not unilaterally have the power to direct the relevant activities that are important to the operation and control of CCFPI’s business and the return on investment for both the Company and The Coca-Cola Company, without the joint approval of The Coca-Cola Company.

(iii)             The potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future if the call option remains “out of the money”. As of December 31, 2014 and 2013, the call option was “out of the money” approximately 17.72% and 16.46% respectively, with respect to the exercise price. We will do the corresponding analysis at the end of each year during the remaining life of the option to confirm if the call option is “in or out of the money” considering the specific conditions of the market, and will make the corresponding disclosures. In the event that we exercise the call option, we will have no other benefit than controlling CCFPI.

1 See Section 4.1. of the shareholders agreement dated as of January 25,2013 by and among the Company and The Coca-Cola Company incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F filed on March 15, 2013.

Ms. Tia L. Jenkins, page 4

Also, as requested by the SEC, the Company acknowledges that:

•      it is responsible for the adequacy and accuracy of the disclosure in its filings;

•      SEC’s comments or changes to disclosure in response to SEC’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•      it may not assert SEC’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response. If you or any other member of the SEC has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours, Mr. Hector Treviño Gutiérrez Chief Financial Officer Coca Cola FEMSA, S.A.B. de C.V.